Filed Pursuant to Rule 424(b)(2)
Registration No. 333-183516

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Fixed to Floating Rate Notes Linked to 3 Month USD LIBOR due May 29, 2019	$16,500,000	$2,250.60

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(2)

Previously paid. On May 16, 2012, SunTrust filed a prospectus supplement pursuant to Rule 424(b)(2) to prepay registration fees of $20,812.50 with respect to $181,609,947 of debt securities. The registration fee in connection with this offering is credited against the prepaid fees and $9,390.08 of registration fees remain prepaid and unused following this offering.

CUSIP: 86802WAX6	May 23, 2013
PRICING SUPPLEMENT NO. 21
(To Prospectus dated August 23, 2012 and Prospectus Supplement dated October 3, 2012)

SunTrust Banks, Inc.

$16,500,000

Fixed to Floating Rate Notes Linked to 3 Month USD LIBOR due May 29, 2019

•	Term of approximately 6 years
•	Any payments on the notes are subject to the credit risk of SunTrust Banks, Inc.
•	Interest payments will be paid quarterly.
•	Year 1: Interest payable on the notes will be equal to 2.00% p.a. for the first 12 months.
•	Years 2 – 6: Interest payable on the notes resets quarterly and will be equal to 3 Month USD LIBOR plus 0.80% p.a. during the final 5 years, subject to a 6.00% p.a. Maximum Interest Rate.

The Fixed to Floating Rate Notes Linked to 3 Month USD LIBOR due May 29, 2019 (the “notes” or, each a “note”) are senior, unsecured obligations of SunTrust Banks, Inc. (“SunTrust”). The notes are not deposit liabilities or other obligations of SunTrust Bank or any other bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and are subject to investment risks, including possible loss of the principal amount invested due to the credit risk of SunTrust Banks, Inc.

Key Dates

Trade Date:	May 23, 2013
Pricing Date:	May 23, 2013
Settlement Date:	May 29, 2013
Maturity Date:	May 29, 2019

In the first 12 months of the note, the interest rate that will apply during the first four quarterly interest periods (up to and including the interest period ending May 29, 2014) will be paid at a rate of 2.00% per annum. For all interest periods commencing on or after May 29, 2014, the interest rate that will apply during an interest period will be equal to 3 Month USD LIBOR on the reset date for such interest period plus a spread of 0.80%, subject to a maximum interest rate.

The notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document. Any representation to the contrary is a criminal offense. We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), one of our affiliates, as the agent for the sale of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Investment in the notes involves certain risks. You should refer to the section entitled “Risk Factors” in this pricing supplement and in the accompanying prospectus supplement.

	Original Offering Price(1)	Agent Discount(2)	Proceeds to SunTrust
Per Note	At variable prices	Approx. 0.39%	Approx. 99.61%
Total	At variable prices	$64,250	$16,435,750

1 STRH will purchase the notes from SunTrust for distribution to selected registered broker-dealers, which may include one or more of our affiliates, or will offer the notes directly to investors. STRH proposes to offer the notes at variable prices on the Pricing Date in one or more negotiated transactions, which may be at the market price prevailing on the Pricing Date, at prices related to such price or at negotiated prices, but the price for any sale will not be less than $996.00 per $1,000 principal amount of notes and will not be more than $1,000 per $1,000 principal amount of the Notes. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $996.00 to 997.50 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

2 The Agent will receive varying commissions from the Issuer of up to $4.00 per $1,000 principal amount of the Notes and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other affiliated and unaffiliated dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement. In addition to the agent discount, the original offering price specified above includes structuring and development costs. The agent discount and structuring and development costs totaled approximately $12.50 per $1,000 note. The price at which investors purchase the Notes also includes hedging costs and profits that SunTrust Banks, Inc. or its affiliates expect to incur or realize. These costs and profits, in addition to the commissions and structuring and development costs described above, will reduce the secondary market price, if any secondary market develops, for the Notes. See “Plan of Distribution” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement for further information.

SunTrust Robinson Humphrey

May 23, 2013

WHO ARE THE NOTES DESIGNED FOR?

The notes are designed for investors who seek quarterly interest payments at a fixed rate of 2.00% per annum for the first year of the term of the notes and thereafter based upon 3 Month USD LIBOR plus a spread of 0.80% per annum during the final 5 years, subject to a minimum interest rate of 0.80% per annum and a maximum interest rate of 6.00% per annum.

If you hold your notes to the maturity date, you will receive the principal amount of your notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:	The notes may not be suitable for you if:

•    You believe that 3 Month USD LIBOR will increase to a level in the floating rate period that will provide a total return on the note that will be greater than that of conventional debt securities with comparable maturities issued by SunTrust Banks, Inc. or another issuer with a similar credit quality.

•    You believe that 3 Month USD LIBOR will not increase after the end of the fixed period to a level that would provide a total return greater than that of conventional debt securities with comparable maturities issued by SunTrust Banks, Inc. or another issuer with a similar credit quality.

• You seek an investment that combines both fixed and floating rate payments.	• You prefer the certainty of investments with fixed coupons for the entire term of the investment.
• You understand that the interest rate on the notes will never be higher than the maximum interest rate regardless of how high 3 Month USD LIBOR rises.	• You are unwilling to accept that the interest rate on the notes will never be higher than the maximum interest rate regardless of how high 3 Month USD LIBOR rises.
• You do not seek an investment for which there is an active secondary market.	• You seek an investment for which there will be an active secondary market.
• You are willing and able to hold the notes to maturity.	• You are unable or unwilling to hold the notes to maturity.
• You are comfortable with the creditworthiness of SunTrust Banks, Inc., as issuer of the notes, and are willing and able to assume our credit risk.	• You are not willing or are unable to assume the credit risk associated with SunTrust Banks, Inc., as issuer of the notes.

The suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your financial, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review carefully “Risk Factors” in this pricing supplement and the accompanying prospectus supplement for a description of certain risks related to an investment in the notes.

TERMS OF THE NOTES

The notes will have the terms described in this pricing supplement and the accompanying prospectus and prospectus supplement.

This pricing supplement relates to an offering of fixed to floating notes linked to 3 Month USD LIBOR. The purchaser of a note will acquire a senior, unsecured debt security of SunTrust Banks, Inc. with quarterly interest payments at a fixed rate for the first year of the notes and at a rate equal to 3 Month USD LIBOR plus a spread of 0.80% p.a., subject to the Minimum Interest Rate and Maximum Interest Rate, for the remaining term of the notes. The following are key terms relating to the notes:

Issuer:	SunTrust Banks, Inc.

Principal Amount:	$1,000 per note

Term:	6 years

Trade Date:	May 23, 2013

Pricing Date:	May 23, 2013

Settlement Date:	May 29, 2013

Maturity Date:	May 29, 2019, or, if such day is not a Business Day, the next succeeding Business Day.

Payment at Maturity:	On the Maturity Date, for each note, we will pay you the outstanding principal amount of your note plus the final Interest Payment as described below.

Interest Payment:

The Interest Payment will be paid quarterly and will accrue at either the Fixed Interest Rate or the Floating Interest
Rate, as set forth below. The Interest Payment will equal the outstanding principal amount of your notes multiplied by the applicable interest rate and will be computed on the basis of a 360-day year of twelve 30-day months.

Fixed Interest Rate:	For each Interest Period commencing on or after the Settlement Date to but excluding May 29, 2014, 2.00% per annum.

Floating Interest Rate:

For each Interest Period commencing on or after May 29, 2014 (the “Floating Interest Rate Period”), the interest rate per annum will be equal to 3 Month USD LIBOR plus the Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate.

3 Month USD LIBOR:

3 Month USD LIBOR means, with respect to each Interest Period during the Floating Interest Rate Period, the
London Interbank Offered Rate for deposits in U.S. dollars for a period of three months, which appears on Reuters page “LIBOR01”, as of 11:00 a.m., London time on the day that is two London banking days preceding such
Interest Period (the “Reset Date”). If such rate does not appear at the specified date and time, the rate for that
Reset Date will be determined by the Calculation Agent in a commercially reasonable manner.

Spread:	0.80%.

Minimum Interest Rate:	0.80% per annum during the Floating Interest Rate Period.

Maximum Interest Rate:	6.00% per annum during the Floating Interest Rate Period.

Interest Payment Dates:

The Interest Payment will be paid quarterly, in February, May, August, and November (each, an “Interest Payment
Date”). If any Interest Payment Date is not a business day (as defined in the accompanying prospectus supplement), the Interest Payment will be made on the next business day, but interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date. For the month of February, the payments will be on the 28th (or 29th if it is a leap year), but for all other months the expected payment date is the
29th.

Interest Periods:

The period beginning on the Settlement Date and ending on, but excluding, the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on, but excluding, the next succeeding Interest Payment Date.

Form of notes:	Book-Entry

CUSIP:	86802WAX6

Calculation Agent:	SunTrust Banks, Inc. or one of our affiliates.

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Agent:	SunTrust Robinson Humphrey, Inc., our affiliate.

ILLUSTRATIVE EXAMPLES – FLOATING INTEREST RATE PERIOD

The following examples are provided for illustrative purposes in order to show hypothetical payments on a single Interest Payment Date during the Floating Interest Rate Period. They do not purport to be representative of every possible scenario concerning increases or decreases in 3 Month USD LIBOR. We cannot predict 3 Month USD LIBOR on any Reset Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. The hypothetical 3 Month USD LIBOR rates used in the table and examples below are not actual 3 Month USD LIBOR rates. You should not take these examples as an indication or assurance of the expected increases or decreases in 3 Month USD LIBOR or your return on the notes. Your return on the notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by SunTrust. You should consider carefully whether the notes are suitable to your investment goals. The closing level for 3 Month USD-LIBOR on May 23, 2013 was 0.27275%. See “Information Relating to 3 Month USD LIBOR (“LIBOR”)” in this pricing supplement. The historical levels of 3 Month USD-LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the 3 Month USD-LIBOR closing level on any Reset Date.

The table below illustrates the interest payments on a $1,000 investment in the notes based on a hypothetical performance of 3 Month USD LIBOR and the Spread equal to 0.80%. The results in the examples are based solely on the assumptions outlined herein.

The numbers appearing in the table below and following examples have been rounded for ease of analysis.

Scenarios	Hypothetical 3-Month USD LIBOR		Spread	Hypothetical Floating Interest Rate Per Annum	Hypothetical Interest Payment
Example 1	6.00%	+	0.80%	6.00%*	$15.00
Example 2	1.00%	+	0.80%	1.80%	$4.50

*	The Floating Interest Rate is subject to a Maximum Interest Rate of 6.00% (the sum of the Hypothetical 3-Month USD LIBOR + Spread in Example 1 equals 6.80%).

Example 1: On the Reset Date, 3 Month USD LIBOR is equal to 6.00%.

Since 3 Month USD LIBOR plus the Spread is 6.80%, the Interest Rate applicable for such Interest Payment during the Floating Interest Rate Period is equal to 6.00% per annum because the rate is capped by the Maximum Interest Rate. Therefore, the hypothetical Interest Payment on the relevant Interest Payment Date would be $15.00 per $1,000 principal amount of notes calculated as follows:

Interest Payment	=	$1,000 x Interest Rate x 90/360
Interest Payment	=	$1,000 x 6.00% x 90/360
Interest Payment	=	$15.00

Example 2: On the Reset Date, 3 Month USD LIBOR is equal to 1.00%.

Since 3 Month USD LIBOR plus the Spread is 1.80%, the Interest Rate applicable for such Interest Payment during the Floating Interest Rate Period is 1.80% per annum. Therefore, the hypothetical Interest Payment on the relevant Interest Payment Date would be $4.50 per $1,000 principal amount of notes calculated as follows:

Interest Payment	=	$1,000 x Interest Rate x 90/360
Interest Payment	=	$1,000 x 1.80% x 90/360
Interest Payment	=	$4.50

RISK FACTORS

We urge you to read the section entitled “Risk Factors” in the accompanying prospectus supplement. Investing in the notes involves significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

Credit risk of SunTrust Banks, Inc.

The notes are senior, unsecured debt obligations of the issuer, SunTrust Banks, Inc., and are not, either directly or indirectly, an obligation of any third party. The notes are not deposits or other obligations of SunTrust Bank or any other bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Any payment to be made on the notes depends on the ability of SunTrust Banks, Inc. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of SunTrust Banks, Inc. (including any downgrade in our credit rating) may affect the market value of the notes and, in the event that SunTrust Banks, Inc. defaults on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The interest rate during the floating rate period is uncertain.

You will receive a quarterly interest payment on the applicable interest payment date during the floating rate period that accrues at a rate per annum equal to the 3 Month USD LIBOR plus the Spread, subject to the Maximum Interest Rate. 3 Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3 Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3 Month USD LIBOR to increase or decrease. During the Floating Interest Rate Period, it is possible that your return on the notes will be no higher than the Minimum Interest Rate, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

The notes are not conventional fixed-rate securities and the interest rate is not fixed for any floating rate period and is variable.

The interest rate is not fixed for any floating rate period, but will vary depending on 3 Month USD LIBOR plus the Spread, which may be less than returns otherwise payable on debt securities issued at such time by us with similar maturities. We have no control over any fluctuations in 3 Month USD LIBOR.

The interest rate on each Interest Payment Date during the Floating Interest Rate Period is limited by the Maximum Interest Rate.

During the Floating Interest Rate Period, the interest rate will be capped at the Maximum Interest Rate of 6.00% per annum. As a result, you will not participate in any rise of 3 Month USD LIBOR in excess of 6.00% minus the Spread. Your interest rate will not be greater than the Maximum Interest Rate.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission, the potential cost of SunTrust hedging its obligations under the notes and certain structuring and development costs. As a result, the price, if any, at which STRH will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many economic and market factors will impact the value of the notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The notes will not be listed on any securities exchange or quotation system. The notes are intended to be held to maturity and secondary trading of the notes may not be available.

The notes will not be listed on any securities exchange or quotation system, and there may be little or no secondary market for the notes. The notes are intended to be held to maturity and are not intended to be short-term trading instruments. STRH may make a market in the notes, but is under no obligation to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily, and the price at which you will be able to sell your notes is likely to depend on the price, if any, that STRH is willing to pay for the notes. You may only be able to sell your notes at a dollar price less than the amount that you paid for your notes. If STRH does make a market in the notes, STRH may then cease acting as a market maker at any time and, if it does, it is likely that you will be unable to sell your notes.

The price you paid for the Notes may be higher than the prices paid by other investors.

STRH will purchase the notes from SunTrust for distribution to selected registered broker-dealers or will offer the notes directly to investors. STRH proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, which may be at prevailing market prices at the time of sale, at prices related to then-prevailing prices, or at negotiated prices, but the price for any sale will not be less than $996.00 per $1,000 principal amount of the Notes and will not be more than $1,000 per $1,000 principal amount of the Notes. Accordingly, there is a risk that the price you paid for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes (e.g., directly from STRH or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.

Potential conflicts.

SunTrust and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and in connection with hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

U.S. federal income tax treatment.

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. For information regarding the U.S. federal income tax consequences of investing in a note, holders should refer to the section entitled “U.S. Federal Income Tax Summary” below.

Many economic and market factors will impact the value of the notes.

The value of the notes is subject to volatility due to a variety of factors, including but not limited to:

•	interest and yield rates in the market generally;
•	changes in, or perceptions, about the future 3 Month USD LIBOR;
•	general economic conditions;
•	policies of the Federal Reserve Board regarding interest rates;
•	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three-month term;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation;
•	performance of capital markets;
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 3 Month USD LIBOR;
•	the time to maturity of the notes;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION RELATING TO 3 MONTH USD LIBOR (“LIBOR”)

Historical Performance of 3 Month USD-LIBOR

The following graph sets forth the historical performance of 3 Month USD LIBOR for deposits in U.S. dollars based on the daily historical closing levels from May 1, 2003 through May 1, 2013. The closing level for 3 Month USD-LIBOR on May 23, 2013 was 0.27275. We obtained the historical closing levels below from Bloomberg Professional® service. We have undertaken no independent review as to the information obtained from Bloomberg Professional® service.

The historical levels of 3 Month USD-LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the 3 Month USD-LIBOR closing level on any Reset Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), an affiliate of SunTrust, as the agent for the sale of the notes. STRH will purchase the notes from SunTrust for distribution to selected registered broker-dealers, which may include one or more of our affiliates, or will offer the notes directly to investors. STRH proposes to offer the notes at variable prices on the Pricing Date in one or more negotiated transactions, which may be at the market price prevailing on the Pricing Date, at prices related to such price or at negotiated prices, but such price will not be less than $996.00 per $1,000 principal amount of notes. STRH may allow, and these selected dealers may re-allow, up to the full amount of the selling concession per $1,000 principal amount of notes on sales of such notes by other brokers or dealers and may pay referral fees to other broker-dealers of up to 0.40%, or $4.00, per $1,000 principal amount of notes.

In accordance with Rule 5121 of the Financial Industry Regulatory Authority (FINRA), STRH may not make sales in this offering to any discretionary account without the prior written approval of the customer.

U.S. FEDERAL INCOME TAX SUMMARY

This discussion supplements, and should be read in conjunction with, the section entitled “United States Federal Taxation” in the accompanying prospectus supplement. We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment. Under the rules governing variable rate debt instruments, interest on the notes will be taxable to a U.S. Holder (as defined in the prospectus supplement) as ordinary income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes, to the extent such interest is “qualified stated interest.” Interest that is not qualified stated interest is generally includible in a U.S. Holder’s income as it accrues in accordance with the rules governing original issue discount (“OID”), regardless of such U.S. Holder’s method of accounting. Under these rules, a U.S. Holder of notes may be required to recognize income in a taxable year in excess of the amount of cash received on the notes during such taxable year. A general discussion of the OID rules can be found in the prospectus supplement under “United States Federal Taxation – Tax Consequences to U.S. Holders – Original Issue Discount.”

Special rules apply for purposes of computing the amount of qualified stated interest and OID on certain variable rate debt instruments, such as the notes, that provide for interest at a single fixed rate for some periods and at one or more qualified floating rates for other periods. Under these rules, qualified stated interest and OID are determined using a five-step formula, described below.

•

Step one requires the substitution of a qualified floating rate for the fixed rate on the notes. The qualified floating rate must be such that the fair market value of the notes as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate rather than the fixed rate.

•

Under step two, a fixed rate substitute is determined for each of the qualified floating rates provided by the notes (including the substitute qualified floating rate determined in step one). The fixed rate substitute for each qualified floating rate provided by the notes is the value of that qualified floating rate on the issue date.

•	Under step three, an “equivalent fixed rate debt instrument” is constructed using the fixed rate substitutes determined in step two.

•

Under step four, the amount of qualified stated interest and any OID are determined under the general rules applicable to fixed rate debt instruments and are taken into account as if the holder actually held the equivalent fixed rate debt instrument.

•

Step five requires appropriate adjustments to be made to account for the actual values of the interest rates on the notes. Under this step, qualified stated interest or OID allocable to an accrual period is increased (or decreased) if the interest actually accrued or paid on the notes during the accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. This increase or decrease is an adjustment to qualified stated interest for the accrual period if the equivalent fixed rate debt instrument provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period, and otherwise the increase or decrease is an adjustment to OID, if any, for the accrual period.

The rules described above are complicated. Consequently, U.S. Holders are urged to consult their own tax advisors regarding the application of these rules to their investment in notes as well as other tax consequences to them of owning notes.

For additional information regarding the U.S. federal income tax consequences of investing in notes, U.S. Holders should refer to the discussion under “United States Federal Taxation – Tax Consequences to U.S. Holders” in the prospectus supplement, including the sections entitled “– Sale, Exchange or Redemption of the Notes” and “– Additional Tax on Certain Investment Income,” as well as the discussion under “United States Federal Taxation – Backup Withholding and Information Reporting.”

Non-U.S. Holders (as defined in the prospectus supplement) generally will not be subject to U.S. federal income or withholding tax with respect to interest paid (including any OID) and amounts received on the sale, exchange or retirement of the notes, provided certain certification and other requirements are met. For additional information, Non-U.S. Holders should refer to “United States Federal Taxation – Tax Consequences to Non-U.S. Holders,” and “– Backup Withholding and Information Reporting” in the prospectus supplement.

VALIDITY OF THE NOTES

In the opinion of King & Spalding LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, subject, as to the enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally, and the effects of general principles of equity. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America and the laws of the States of New York and Georgia. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution, delivery and, with respect to the notes, authentication, of the indenture and the notes and the validity, binding nature and enforceability of the indenture and notes with respect to the trustee, all as stated in the letter of such counsel dated August 23, 2012, which has been filed as an exhibit to the Company’s Registration Statement relating to the notes filed with the Commission on such date.

GENERAL

This pricing supplement relates to one security offering linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior, unsecured debt security of SunTrust Banks, Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of the notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the “Issuer”, “SunTrust”, “we”, “us” and “our” are to SunTrust Banks, Inc.

Our Central Index Key, or CIK, on the SEC web site is 0000750556.

You may also obtain these documents on the SEC web site at www.sec.gov as follows:

•	Prospectus Supplement dated October 3, 2012 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312512414001/d418315d424b2.htm

•	Prospectus dated August 23, 2012 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312512366773/d400520ds3asr.htm

Pricing Supplement No. 21

Investor Suitability	P-2
Terms of the Notes	P-3
Illustrative Examples – Floating Interest Rate Period	P-4
Risk Factors	P-5
Information Relating to 3 Month USD LIBOR (“LIBOR”)	P-7
Supplemental Plan of Distribution (Conflicts of Interest)	P-7
U.S. Federal Income Tax Summary	P-7
Validity of Notes	P-8
General	P-8

Series A Medium Term Notes Prospectus Supplement
About this Prospectus Supplement	S-1
Risk Factors	S-2
Description of Notes	S-10
The Depositary	S-28
Notes Offered on a Global Basis	S-30
Sponsors or Issuers and Reference Asset	S-34
Use of Proceeds and Hedging	S-34
United States Federal Taxation	S-36
ERISA Considerations	S-46
Plan of Distribution	S-48
Legal Matters	S-50

Prospectus
About this Prospectus	1
Where You Can Find More Information	1
Use of Proceeds	2
Validity of Securities	2
Experts	3

You should only rely on the information contained in this pricing supplement, the prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement and the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted.

SunTrust Banks, Inc.

$16,500,000 Fixed to Floating Rate Notes Linked to 3 Month USD LIBOR due May 29, 2019

May 23, 2013

PRICING SUPPLEMENT NO. 21

© 2013 SunTrust Banks, Inc. SunTrust is a federally registered service mark of SunTrust Banks, Inc.